UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D / A

                    Under the Securities Exchange Act of 1934


                   PROFESSIONAL WRESTLING ALLIANCE CORPORATION
           ----------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
            --------------------------------------------------------
                         (Title of Class of Securities)


                                   74315V 10 6
                 -----------------------------------------------
                                 (CUSIP Number)


                   Professional Wrestling Alliance Corporation
                               15692 Gault Street
                                  Van Nuys, CA
                                 (818) 786-7154
         -------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)


                                 January 7,2000
             -----------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (   ).




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                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 1 of 3 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Hudson Consulting Group, Inc.

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                        (A)  ( x )
                                                        (B)  (   )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Hudson Consulting Group, Inc. is a corporation organized under laws of the State of Nevada.

              7)       SOLE VOTING POWER                           7,189,224
NUMBER OF
SHARES
BENEFICIALLY  8)       SHARED VOTING POWER                             - 0 -
OWNED BY
EACH
REPORTING     9)       SOLE DISPOSITIVE POWER                      7,189,224
PERSON WITH

              10)      SHARED DISPOSITIVE POWER                        - 0 -


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,189,224

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.50%

14)      TYPE OF REPORTING PERSON
         CO

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                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 2 of 3 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Oasis International Hotel & Casino, Inc.

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                        (A)  ( x )
                                                        (B)  (   )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Oasis International Hotel & Casino, Inc. is a corporation organized under laws of the State of Nevada.

              7)       SOLE VOTING POWER                           1,200,000
NUMBER OF
SHARES
BENEFICIALLY  8)       SHARED VOTING POWER                             - 0 -
OWNED BY
EACH
REPORTING     9)       SOLE DISPOSITIVE POWER                      1,200,000
PERSON WITH

              10)      SHARED DISPOSITIVE POWER                        - 0 -


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,200,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.587%

14)      TYPE OF REPORTING PERSON
         CO

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                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 3 of 3 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Richard Surber

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                        (A)  ( x )
                                                        (B)  (   )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Richard Surber is the President of Hudson Consulting Group, Inc. and Oasis International.

              7)       SOLE VOTING POWER                                800,100
NUMBER OF
SHARES
BENEFICIALLY  8)       SHARED VOTING POWER                                - 0 -
OWNED BY
EACH
REPORTING     9)       SOLE DISPOSITIVE POWER                           800,100
PERSON WITH

              10)      SHARED DISPOSITIVE POWER                           - 0 -


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         800,100

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.054%

14)      TYPE OF REPORTING PERSON
         IN

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Item 1.  Security and Issuer

This  schedule  relates  to the common  stock,  par value  $0.001 per share,  of
Professional Wrestling Alliance Corporation ("Common Stock"). Professional Wrestling Alliance Corporation, a Delaware corporation (f.k.a. Jutland Enterprises, Inc.) has its principal executive offices located at 15692 Gualt Street, Van Nuys, California 91406. ("Issuer").

Item 2.  Identity and Background

(a) This statement is filed by Hudson Consulting Group, Inc., a Nevada corporation ("Hudson"), Oasis International Hotel & Casino, Inc., a Nevada corporation ("Oasis International"), and Richard Surber ("Surber").

(b) The principal business address for Hudson, Oasis International, and Surber is 268 West 400 South, Salt Lake City, Utah 84101.

(c)  Hudson  is a  consulting  company.  Oasis  International  is a real  estate
     development   company.   Surber  is  the  President  of  Hudson  and  Oasis
     International. Oasis International is a sibling corporation to Hudson.

(d) Hudson, Oasis International, and Surber have never been convicted in a criminal proceeding.

(e) During the last five years, Hudson, Oasis International, and Surber have not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to an Advisory Agreement entered into between Hudson and Leland Stringer, Barry Vichnick, Allen Nelson, and Pamela Nissen dated November 17, 1999 ("Advisory Agreement"), attached hereto bas Exhibit "A", Hudson received 5,000,000 shares of the Issuer's Common Stock for consulting services rendered to Leland Stringer, Barry Vichnick, Allen Nelson, and Pamela Nissen. Pursuant to a Settlement and Release Agreement entered into between Andrew Thorburn and Hudson dated February 9, 2000, attached hereto as Exhibit "B", Hudson delivered 57,000 shares of the Issuer's common stock to Andrew Thornburn. Pursuant to a Real Estate Purchase Agreement between Oasis Fields, L.L.C., Oasis International, and Issuer, dated February 26, 2000, and attached hereto as Exhibit "C", Oasis International received 1,200,000 shares of the Issuer's common stock in consideration of the purchase price of property that Issuer purchased from Oasis Fields, L.L.C.

Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the acquisition of the Issuer's securities and describes any plans or proposals resulting in material transactions with the Issuer. Hudson acquired its shares of the Issuer's Common Stock in consideration of consulting services rendered to Leland Stringer, Barry Vichnick, Allen Nelson, and Pamela Nissen.

Hudson delivered 57,000 shares of the Issuer's common stock to Andrew Thorburn in consideration of a mutual release from any and all claims that arise from the Consulting Agreement entered into between Hudson and Andrew Thornburn dated March 19, 1999.

Oasis International received 1,200,000 shares of the Issuer's common stock in consideration of the purchase price of property that Issuer purchased from Oasis Fields, L.L.C.

Richard Surber received his 800,100 shares of the Issuer's common stock for services rendered to Issuer.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person or entity named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers of the reporting person or entity identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person or entity aside from the reporting person or entity listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no current contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer that will result in any issuance to the reporting individual except for that: Oasis International is a sibling corporation to Hudson and Richard Surber is the President of both Hudson and Oasis International.

                      [this space left blank intentionally]









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



Item 7.  Material to Be Filed as Exhibits.

Advisory Agreement dated November 17, 1999, between Hudson and Leland Stringer, Barry Vichnick, Allen Nelson, Pamela Nissen.

Settlement and Release Agreement dadoed February 9, 2000, between Andrew Thorburn and Hudson.

Real Estate Purchase Agreement dated February 26, 2000, between Oasis Fields, L.L.C., Oasis International, and Issuer.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Hudson Consulting Group, Inc.
                                        a Nevada corporation


Date:       March 7, 2000               By:  /s/  Richard D. Surber
      ----------------------------         --------------------------
                                        Richard D. Surber
                                        Its: President

                                        Oasis International Hotel & Casino, Inc.
                                        a Nevada corporation


Date:       March 7, 2000               By:  /s/  Richard D. Surber
      ----------------------------         --------------------------
                                        Richard D. Surber
                                        Its: President

Date:       March 7, 2000               By:  /s/  Richard Surber
      -----------------------------        --------------------------
                                        Richard Surber

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).


                                        6


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